Exhibit ITEM 11

Statement Reference Computation of Per Share Earnings

Primary earnings per share amounts were computed on the basis of the weighted average number of shares of common stock during the year.  The weighted average number of shares used for this computation was 1,658,675, 1,614,196, 1,576,589, 1,528,268 and 1,483,493, in 2006, 2005, 2004, 2003, and 2002, respectively.

Fully diluted earnings per share amounts were computed on the basis of the weighted average number of shares of common stock and common stock equivalents outstanding during the year.  Common stock equivalents include employee stock options.  The weighted average number of shares used for this computation was 1,831,892, 1,923,532, 1,919,512, 1,796,859 and 1,744,082, in 2006, 2005, 2004, 2003, and 2002, respectively.